FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated October 7, 2008, regarding the recommended acquisition of Alliance & Leicester plc by Banco Santander, S.A. to be implemented by means of a scheme of arrangement

Item 1
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
FOR IMMEDIATE RELEASE
Recommended acquisition
of
Alliance & Leicester plc
by
Banco Santander, S.A.
to be implemented by means of a scheme of arrangement
under Part 26 of the Companies Act 2006
7 October 2008
Sanction of the Scheme of Arrangement and regulatory consent to the Acquisition
Alliance & Leicester plc (“A&L”) and Banco Santander, S.A. (“Banco Santander”) announce that the High Court of Justice of England and Wales today sanctioned the Scheme of Arrangement by which the recommended acquisition of A&L by Banco Santander is to be effected. The Scheme and its implementation were approved by A&L Shareholders on 16 September 2008 at the Court Meeting and the A&L EGM.
A&L and Banco Santander further announce that the UK Financial Services Authority and the Bank of Spain have now given the consents required from them to the acquisition of A&L by Banco Santander.
The Acquisition remains conditional upon, inter alia, the confirmation by the Court on 9 October 2008 of A&L’s capital reduction comprised within the Scheme and the Court Orders being delivered to, and, in the case of the Reduction Court Order, registered by, the Registrar of Companies. It is expected that the Scheme shall become effective on 10 October 2008.
Unless stated otherwise above, the terms used in this announcement have the same meanings as set out in the Scheme Document dated 19 August 2008.
- ends -

Enquiries:
Banco Santander, S.A.

Angel Santodomingo	+34 91 259 6514

Alliance & Leicester plc

Stuart Dawkins	+44 (0) 116 200 3088
Ginny Broad	+44 (0) 116 200 2551
Press Office	+44 (0) 116 200 3355
Mark Jones (Investor Relations)	+44 (0) 116 200 4492
The Directors of A&L and the members of the Comisión Ejecutiva (the executive committee of the board of directors) of Banco Santander accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Banco Santander as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to customers of Merrill Lynch nor for providing advice in relation to the Acquisition, or any matter referred to herein.
JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice in relation to the Acquisition, or any matter referred to herein.
Morgan Stanley, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.
Rothschild, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Rothschild or for providing advice in relation to the Acquisition, or any matter referred to herein.

2

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Banco Santander or A&L, all “dealings” in any “ relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (UK time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, or on which the “offer period” for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Banco Santander or A&L, they will be deemed to be a single person for the purpose of Rule 8.3. Please consult your financial advisor immediately if you believe this Rule may be applicable to you.
Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Banco Santander or A&L by Banco Santander or A&L, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (UK time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms above in quotation marks are defined in the City Code which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8 you should consult the Panel.

3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 7, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President